SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Helix Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42333M101
(CUSIP Number)

Daniel Barton
Chief Executive Officer

Forian Inc.
41 University Drive, Suite 405
Newtown, PA 18940
(267) 757-8707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Darrick M. Mix, Esq.

Peter D. Visalli, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42333M101	13D

1	NAMES OF REPORTING PERSONS Forian Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,612,868(1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,612,868(1) (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Beneficial ownership of 63,612,868 shares of Issuer Common Stock (as defined below) (inclusive of 3,176,659 shares of Issuer Common Stock issuable upon exercise of Issuer Warrants (as defined below) and 16,344,981 shares of Issuer Common Stock issuable upon conversion of the RC Note (as defined below), in each case, based upon the representations of the holders of such Issuer Warrants and the holder of the RC Note in the Voting Agreements and, in the case of the RC Note, based on the principal amount outstanding and accrued but unpaid interest due under the RC Note as of November 4, 2020) is being reported hereunder solely because the Reporting Person (as defined below) may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Statement (as defined below) nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Supporting Shares (as defined below) subject to the Voting Agreements for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2)	Based on (a) 116,347,812 shares of Issuer Common Stock outstanding as of the close of business on October 15, 2020, as represented by the Issuer (as defined below) in the Merger Agreement (as defined below) described in Item 4 hereof, and (b) 3,176,659 shares of Issuer Common Stock issuable upon exercise of Issuer Warrants and 16,344,981 shares of Issuer Common Stock issuable upon conversion of the RC Note, in each case, based upon the representations of the holders of such Issuer Warrants and the holder of the RC Note in the Voting Agreements and, in the case of the RC Note, based on the principal amount outstanding and accrued but unpaid interest due under the RC Note as of November 4, 2020.

CUSIP No. 42333M101	13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Helix Technologies, Inc., a Delaware corporation (the “Issuer”) and amends the statement on Schedule 13D filed on October 21, 2020 by the Reporting Person (the “Original Statement” and together with this Amendment, the “Statement”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Statement. Except as otherwise set forth below, the information set forth in the Statement remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The second paragraph of Item 3 of this Statement is hereby amended and restated as follows:

As more fully described in Item 4 hereof, the Supporting Securityholders, who are the record and/or beneficial owners of an aggregate of 63,612,868 shares of Issuer Common Stock, inclusive of 3,176,659 shares of Issuer Common Stock issuable upon exercise of warrants to purchase shares of Issuer Common Stock (“Issuer Warrants”) and 16,344,981 shares of Issuer Common Stock issuable upon conversion of a convertible note of the Issuer in the principal amount of $1,500,000 held by RC (the “RC Note”), in each case, based upon the representations of the holders of such Issuer Warrants and the holder of the RC Note in the Voting Agreements and, in the case of the RC Note, based on the principal amount outstanding and accrued but unpaid interest due under the RC Note as of November 4, 2020 (the shares of Issuer Common Stock beneficially owned by the Supporting Securityholders, collectively, the “Supporting Shares”), have entered into the Voting Agreements with the Reporting Person. As a result of the Voting Agreements, the Reporting Person may be deemed to have beneficial ownership of the Supporting Shares beneficially owned by the Supporting Securityholders, however such beneficial ownership is expressly disclaimed by the Reporting Person. The Reporting Person did not pay any consideration to the Supporting Securityholders in respect of the Voting Agreements.

Item 4.	Purpose of Transaction.

Item 4 of this Statement is hereby amended to include the following:

On December 31, 2020, at RC’s election, the then outstanding principal amount of the RC Note and certain accrued but unpaid interest then due thereon may be converted into shares of Issuer Common Stock. Accordingly, RC presently has the right to convert such principal and interest under the RC Note into shares of Issuer Common Stock within 60 days of the date of this Statement. Therefore, the Reporting Person may be deemed to be the beneficial owner of the shares of Issuer Common Stock issuable upon conversion of the RC Note.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Items 5(a) and (b) of this Statement are hereby amended and restated as follows:

As a result of the transactions described in Item 4, as of the date of this Statement, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared power to vote up to (and therefore beneficially own) 63,612,868 shares of Issuer Common Stock in favor of approval of the Merger or in connection with certain other matters described in Item 4 above (the terms of which are incorporated herein by reference) (based on (i) 116,347,812 shares of Issuer Common Stock outstanding as of the close of business on October 15, 2020, as represented by the Issuer in the Merger Agreement and (ii) 3,176,659 shares of Issuer Common Stock issuable upon exercise of Issuer Warrants and 16,344,981 shares of Issuer Common Stock issuable upon conversion of the RC Note, in each case, based upon the representations of the holders of such Issuer Warrants and the holder of the RC Note in the Voting Agreements and, in the case of the RC Note, based on the principal amount outstanding and accrued but unpaid interest due under the RC Note as of November 4, 2020). Accordingly, the percentage of the outstanding shares of Issuer Common Stock that may be deemed to be beneficially owned by the Reporting Person as a result of the Voting Agreements is approximately 46.8%.

CUSIP No. 42333M101	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2020

FORIAN INC.

By:	/s/ Max Wygod
Name:	Max Wygod
Title:	Executive Chairman

4